[CSTR LETTERHEAD]
November 10, 2008
Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Coinstar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 29, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008
File No. 000-22555
Dear Mr. Spirgel:
          Coinstar, Inc. (the “Company”) is pleased to respond to the Securities and Exchange Commission (the “Commission”) staff’s review of our financial statements and related disclosures in our Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008 and our Form 10-K for the fiscal year ended December 31, 2007 (the “10-K”). As requested, we are (1) providing responses to the staff’s specific comments in your October 30, 2008 letter (the “SEC Letter”) to us and (2) including excerpts of disclosures made pursuant to the staff’s comments in our Form 10-Q for the quarterly period ended September 30, 2008 filed with the Commission on November 10, 2008 (the “Q3 10-Q”).
          The staff’s comments from the SEC Letter are set out below and our responses and proposed disclosures follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Coin services, page 4
Comment No. 1
          We note that you charge “no transaction fee to the consumer when a stored value card or e-certificate is issued.” Please tell us and disclose how these transactions impact your revenues. We note that your revenue recognition policies do not address these transactions.

Larry Spirgel
U.S. Securities and Exchange Commission
November 10, 2008

Response to Comment No. 1
In cases where consumers elect a stored value card or e-certificate, the transaction fee is not charged to the consumer, but rather it is charged and collected by the Company from the card issuers. The transaction fee charged to the card issuers is recognized as our revenue for stored value card or e-certificate transactions.
In our Q3 10-Q, the Company clarified the referenced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) to state, “when consumers elect to have a stored value card or an e-certificate issued, the transaction fee normally charged to the consumer is charged instead to the card issuers for the coin-counting services.”
In addition, in our Q3 10-Q, the Company expanded the disclosure under “Revenue Recognition” to read, “coin-counting revenue, which is collected from either consumers or card issuers (in stored value card or e-certificate transactions), is recognized at the time the consumers’ coins are counted by our coin-counting machines”.
The Company will also include the expanded disclosure in future filings.
Management’s Discussion and Analysis, page 21
Results of Operations, page 26
Comment No. 2
     Please discuss your segment revenues and net (loss) income (operating income before depreciation/amortization and unallocated expenses) in accordance with FRC 501.06 of the Codification of Financial Reporting Policies.
Response to Comment No. 2
In accordance with FRC 501.06, the Company routinely evaluates its business in connection with its reportable business segments.
As of December 31, 2007, the Company’s reportable business segments were the North America business and International business. Based on this evaluation, the Company formulated its MD&A in the 10-K in a way that it believes best presented to investors an understanding of the Company’s business. For example, the MD&A includes both a discussion of the overall business trends from a consolidated basis, as well as a discussion of the drivers of changes and specific trends related to the segments.
The following are examples from the Company’s 10-K MD&A that discuss segment-specific information and trends in accordance with FRC 501.06:
•	The Company stated it believed that the decline in the U.S. economy and the decrease in foot traffic affecting U. S. retailers were factors in decreased revenues affecting the North America business segment.
•	The Company discussed the changes it expected in connection with new arrangements with Wal-Mart, which related to the North America business segment.
•	The Company discussed the increase in revenue and the impact on net income of the International business segment (by including a discussion in the direct operating expenses, marketing, and general and administrative expenses sections) in part due to the acquisition of Coinstar Money Transfer.
•	The Company discussed the decrease in operating taxes due to a U.S. telecommunications fee refund of $11.8 million, which related to the North America business segment.
In general, although the Company believes the overall business can be best understood on a consolidated basis, the Company acknowledges there are instances in which segments contribute in a materially disproportionate way to certain items. As such, the Company has included a discussion of those segment-specific items within its 10-K MD&A. The Company believes the disclosure satisfied the requirements of FRC 501.06.
Further, the Company has assessed its business segments in 2008 due to changes in the Company’s business and product lines as well as its organizational structure. In 2008, the Company is organized into four segments — Coin and Entertainment services, DVD services, Money Transfer services, and E-payment services. The discussion of the changes and trends for the current segments is included in MD&A in the Q3 10-Q and in the two prior quarterly reports on Form 10-Q filed in 2008. The Company believes the current disclosure satisfies the requirements of FRC 501.06.

Larry Spirgel
U.S. Securities and Exchange Commission
November 10, 2008

Consolidated Statements of Operations, page 44
Comment No. 3
     It appears that the caption “direct operating expense” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “direct operating expense.”
Response to Comment No. 3
Depreciation and amortization for property and equipment was excluded from “direct operating expense” in our Statement of Operations included with the 10-K and other prior filings.
In our Q3 10-Q, the Company revised its statement of operations presentation to identify the amount of depreciation expense directly attributable to the generation of revenue excluded from the caption “direct operating expense” by footnoting such amount on the face of the Statement of Operations.
The Company will also include the revision in future filings.

Larry Spirgel
U.S. Securities and Exchange Commission
November 10, 2008

Consolidated Statement of Cash Flows, page 46
Comment No. 4
     Please tell us why it is appropriate to include “cash being processed” in the line item, “CASH AND CASH EQUIVALENTS, CASH IN MACHINE OR IN TRANSIT, AND CASH BEING PROCESSED.” Also, tell us your consideration of “cash being processed” being an operating asset instead of cash and presented as line item under “Cash (used) provided by changes in operating assets and liabilities, net of effects of business acquisitions.” We note that the related liability, “Accrued liabilities payable to retailers,” is an operating liability.
Response to Comment No. 4
Included in the Company’s total cash balance are separate “cash” categories that the Company has broken out for additional transparency: cash and cash equivalents, cash in machines or in transit, and cash being processed. Specifically:
•	Cash and cash equivalents represents cash held in our banks; and

•	Cash in machines or in transit and cash being processed represent cash residing in our machines, cash being processed by our carriers, and cash deposits in transit.
The Company’s intention is in providing “cash being processed” is to show the cash required to fulfill the payment obligations to retailers. Since “cash being processed” by carriers (or processors) is a part of the Company’s overall cash and cash equivalents, the Company believes that it is appropriate to include “cash being processed” as part of the line item — “CASH AND CASH EQUIVALENTS, CASH IN MACHINE OR IN TRANSIT, AND CASH BEING PROCESSED,” in the Consolidated Statement of Cash Flow rather than as a line item presented under “Cash (used) provided by changes in operating assets and liabilities.” Please see additional explanation below in response to comment #5 for “cash being processed by carriers.”

Larry Spirgel
U.S. Securities and Exchange Commission
November 10, 2008

Note 2: Summary of Significant Accounting Policies, page 47
Cash in machine or in transit and cash being processed, page 47
Comment No. 5
     Please tell us the nature of the “cash being processed by carriers.” In your response, identify the carriers and tell us their responsibilities for processing the cash for you.
Response to Comment No. 5
The Company engages various carriers to pick up cash in our machines, then transport, process, and deposit the cash into our designated banks. The major carriers are Brinks, Pendum, and Ryder, the global security transportation and cash logistics companies. The responsibilities of carriers include the following:
•	Safe and reliable armored transportations for handling the pick-up of coins and currency

•	Coin sorting, counting, wrapping, and storage of the Company coins

•	Preparation of daily receipts and deposit to our banks
Fees paid to retailers, page 49
Comment No. 6
     Please tell us why the fees paid to retailers are recognized on “a straight-line basis as a percentage of revenue based on estimated annual volumes” instead of based on the related revenues recognized. Also, tell us why the expenses related to the prepayments are recognized over the contract term and are not included in direct operating expenses.
Response to Comment No. 6
In reviewing our amortization methodology (straight-line vs percentage of revenue) relating to the prepayment of fees paid to retailers, the difference of the amortized expense between straight-line basis and as a percentage of revenue basis is not material. Accordingly, the Company determined to use straight-line basis.
The Company treats the amortization of the prepaid placement fees to our retailers for our Entertainment machines as a part of “depreciation expense and other” primarily due to cash being paid in advance (i.e., when the contracts were executed) and the fees being amortized over the contract periods. The amortization in the Statement of Operations is a non-cash charge, similar to depreciation expense. In addition, the

Larry Spirgel
U.S. Securities and Exchange Commission
November 10, 2008

Company’s revolving line of credit agreement treats the prepaid placement fees similar to our capital expenditure and sets limitations on the amount that the Company can spend on prepaid placement fees.
Note 5 : Intangible Assets, page 54
Comment No. 7
     We note that other identifiable intangible assets have a useful life of 1-40 years. Tell us the value of intangible assets with a useful life of 20 years or more. Also, tell us what these assets are and why you believe their useful life is appropriate. Refer to your basis in accounting literature.
Response to Comment No. 7
The only intangible asset with a useful life of 20 years or more is associated with costs incurred for applying for money transfer licenses. During 2006, the Company acquired Coinstar Money Transfer from Travelex Money Transfer Limited. As a result of the acquisition and the regulatory compliance requirements, the Company was required to obtain its own money transfer licenses in various countries that Travelex operated. The costs for the initial application of the money transfer licenses were capitalized as intangible assets and such licenses have no expiration date. The costs for these licenses incurred represent an identifiable intangible asset to the Company. In addition, the Company is committed to the money transfer business and believes that a useful life of 40 years is reasonable. As of December 31, 2007, the value of this intangible asset was $1.3 million. Our analysis is based on SFAS No. 142 “Goodwill and Other Intangible Assets.
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Liquidity and Capital Resources, page 22
Comment No. 8
     We note that you entered into an interest rate swap in the first quarter 2008. As such, please provide all the disclosures required by paragraphs 44-48 of SFAS 133 or tell us why such disclosures are not required.

Larry Spirgel
U.S. Securities and Exchange Commission
November 10, 2008

Response to Comment No. 8
As noted by the Commission’s comment, the Company entered into an interest swap agreement in the first quarter of 2008, for which we included disclosure in our MD&A. In response to the Commission’s comment, the Company has added the following disclosure in our Q3 10-Q MD&A.
•	One of the Company’s risk management objectives and strategies is to lessen the exposure of variability in cash flow due to the fluctuations of market interest rates and lock in the rate for the interest cash outflows on our revolving debt. We met this objective in part by entering into the interest rate swap and designating the swap as a cash flow hedge for the interest rate risk associated with the benchmark LIBOR rate attributable to the forecasted interest payment on our variable-rate debt obligation.

•	The net gain or loss included in our Statement of Operations representing the amount of hedge ineffectiveness is zero.

•	The Company reclassifies the amount in accumulated other comprehensive income to the Statement of Operations as the interest payments are made.
In addition, the Company disclosed the entirety of the revised MD&A disclosure related to the referenced interest rate swap in the footnote in the Q3 10-Q. The Company will also include the expanded disclosure in future filings.

     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Larry Spirgel
U.S. Securities and Exchange Commission
November 10, 2008

     If you have any questions or comments regarding our responses to the staff’s comments, please call me at (425) 943-8444.
Sincerely,
/s/  Brian V. Turner
Brian V. Turner
Chief Financial Officer

cc:	KPMG LLP
Perkins Coie LLP